                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 --------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)


        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                             BLUEGREEN CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  703365 10 6
                                 (CUSIP Number)

                                 HAROLD LUEKEN
                       MORGAN STANLEY & CO. INCORPORATED
                    1221 AVENUE OF THE AMERICAS, 27TH FLOOR
                           NEW YORK, NEW YORK  10020
                                 (212) 762-7380
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 With a copy to
                                David J. Lowery
                           Jones, Day, Reavis & Pogue
                          2001 Ross Avenue, 23rd Floor
                              Dallas, Texas  75201
                            Tel. No. (214) 220-3939

                                AUGUST 14, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                             (Page 1 of 114 Pages)

CUSIP NO. 703365106                     13D                  Page 2 of 114 Pages

================================================================================
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Morgan Stanley Dean Witter & Co.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    Not applicable
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

     NUMBER OF              0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
     OWNED BY
       EACH                 2,941,177 (See Item 5)
     REPORTING      ------------------------------------------------------------
    PERSON WITH       9     SOLE DISPOSITIVE POWER

                            0
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            2,941,177 (See Item 5)
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,941,177 (See Item 5)
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 [_]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.6% (See Item 5)
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     CO
================================================================================

CUSIP NO. 703365106                     13D                  Page 3 of 114 Pages

================================================================================
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MSREF III, Inc.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    Not applicable
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

     NUMBER OF              0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
     OWNED BY
       EACH                 2,941,177 (See Item 5)
     REPORTING      ------------------------------------------------------------
    PERSON WITH       9     SOLE DISPOSITIVE POWER

                            0
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            2,941,177 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,941,177 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                 [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.6% (See Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
================================================================================

CUSIP NO. 703365106                     13D                  Page 4 of 114 Pages

================================================================================
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Morgan Stanley Real Estate Investors III, L.P.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

     NUMBER OF              0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
     OWNED BY
       EACH                 80,882 (See Item 5)
     REPORTING      ------------------------------------------------------------
    PERSON WITH       9     SOLE DISPOSITIVE POWER

                            0
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            80,882 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    80,882 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                 [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.3% (See Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
================================================================================

CUSIP NO. 703365106                     13D                  Page 5 of 114 Pages

================================================================================
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Morgan Stanley Real Estate Fund III, L.P.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

     NUMBER OF              0
      SHARES        ------------------------------------------------------------
   BENEFICIALLY       8     SHARED VOTING POWER
     OWNED BY
       EACH                 1,104,412 (See Item 5)
     REPORTING      ------------------------------------------------------------
    PERSON WITH       9     SOLE DISPOSITIVE POWER

                            0
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            1,104,412 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,104,412 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                 [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.7% (See Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
================================================================================

CUSIP NO. 703365106                     13D                  Page 6 of 114 Pages

================================================================================
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MSP Real Estate Fund, L.P.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

   NUMBER OF                0
    SHARES          ------------------------------------------------------------
 BENEFICIALLY         8     SHARED VOTING POWER
   OWNED BY
     EACH                   1,170,589 (See Item 5)
  REPORTING         ------------------------------------------------------------
 PERSON WITH          9     SOLE DISPOSITIVE POWER

                            0
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            1,170,589 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,170,589 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                 [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.0% (See Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
================================================================================

CUSIP NO. 703365106                     13D                  Page 7 of 114 Pages

================================================================================
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    MSREF III Special Fund, L.P.
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

   NUMBER OF                0
    SHARES          ------------------------------------------------------------
 BENEFICIALLY         8     SHARED VOTING POWER
   OWNED BY
     EACH                   585,294 (See Item 5)
  REPORTING         ------------------------------------------------------------
 PERSON WITH          9     SOLE DISPOSITIVE POWER

                            0
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            585,294 (See Item 5)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    585,294 (See Item 5)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                                 [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.5% (See Item 5)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
================================================================================

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock") of Bluegreen Corporation, a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4960 Blue Lake Drive, Boca Raton, Florida 33431.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by (i) Morgan Stanley Dean Witter & Co., a Delaware corporation ("MSDW"), (ii) MSREF III, Inc., a Delaware corporation,
(iii) Morgan Stanley Real Estate Investors III, L.P., a Delaware limited partnership ("MSREI"), (iv) Morgan Stanley Real Estate Fund III, L.P., a Delaware limited partnership ("MSREF"), (v) MSP Real Estate Fund, L.P., a Delaware limited partnership ("MSP") and (vi) MSREF III Special Fund, L.P., a Delaware limited partnership ("Special Fund" and, together with MSREI, MSREF and MSP, the "Funds").

     The general partner of each of the Funds is MSREF III, Inc., a wholly-owned subsidiary of MSDW. MSREF III, Inc. is also a limited partner of MSREF, MSP and Special Fund.

     The principal business of MSDW is to provide global financial services through its three primary businesses -- securities, asset management and credit services. The principal business of MSREF III, Inc. is to act as the general partner of the Funds. The principal business of each of the Funds is to acquire, hold and dispose of investments in real estate and real estate related asset portfolios and operating companies.

     The address of the principal business and office of the Funds, MSREF III, Inc. and MSDW is 1585 Broadway, New York, New York 10036.

     During the last five years, none of MSDW, MSREF III, Inc., MSREI, MSREF, MSP, or Special Fund, nor to the best knowledge of any of them, any of the persons listed on Appendix A attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The general and limited partners of the Funds contributed, in the aggregate, $25,000,000 for the 2,941,177 shares of Common Stock purchased by them.

ITEM 4.   PURPOSE OF TRANSACTION.

     The response to item 6 is incorporated herein by this reference.

     The principal purpose of the Funds in purchasing the shares of Common Stock and entering into the Securities Purchase Agreement (as defined herein) was to make a significant investment in the Company.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The Funds, pursuant to the Securities Purchase Agreement, have acquired and, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 13d-3") may be deemed to beneficially own, in the aggregate, 2,941,177 shares of Common Stock, or 12.6% of the total number of shares of Common Stock outstanding pursuant to Rule 13d-3 (the "Outstanding Shares"). MSREI purchased 80,882 of such shares, representing 0.3% of the Outstanding Shares; MSREF purchased 1,104,412 of such shares, representing 4.7% of the Outstanding Shares; MSP purchased 1,170,589 of such shares, representing 5.0% of the Outstanding Shares; and Special Fund purchased 585,294 of such shares, representing 2.5% of the Outstanding Shares. (The percentages set forth in the preceding sentences are based on 23,404,605 shares of Common Stock outstanding, which number was provided by the Company).

     Each of MSREF III, Inc. and MSDW may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock held by the Funds.

     Except as disclosed herein, none of MSREI, MSREF, MSP, Special Fund, MSREF III, Inc. or MSDW has effected any transaction in shares of the Common Stock during the preceding 60 days.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

SECURITIES PURCHASE AGREEMENT

Purchase of Additional Common Stock

     Pursuant to the Securities Purchase Agreement, dated as of August 14, 1998, among MSREI, MSREF, MSP, Special Fund and the Company (the "Securities Purchase Agreement"), the Company has the right to require the Funds, during the 18-month period commencing on August 14, 1998 (the "Commitment Period"), to purchase from the Company at any time and from time to time up to an additional 2,941,176 shares (subject to adjustment in certain circumstances) of Common Stock (the "Remaining Shares") at a purchase price per share equal to $8.50 (subject to adjustment in certain circumstances). If, on or prior to the expiration of the Commitment Period, the Company has not offered to sell to the Funds all of the Remaining

Shares and the Company has satisfied certain conditions, or if at any time during the Commitment Period the Funds receive notice from the Company of the occurrence of, or the execution by the Company of a definitive agreement which will result in, a Change of Control (as defined in the Securities Purchase Agreement) of the Company, the Funds will have the right to purchase any or all of the Remaining Shares not previously sold to the Funds at a purchase price per share equal to $8.50 (subject to adjustment in certain circumstances).

     The Securities Purchase Agreement requires that the stockholders of the Company approve any issuance of shares of Common Stock to the Funds if the shares proposed to be issued, when added to the shares of Common Stock previously issued to the Funds (or their Permitted Transferees) under the Securities Purchase Agreement, results in the Funds (and their Permitted Transferees) owning an aggregate of 20% or more of the number of shares of Common Stock issued and outstanding on August 14, 1998 (excluding any shares of Common Stock issued to the Funds or their Permitted Transferees on August 14,
1998).

Board of Directors and Board Committees

     Pursuant to the Securities Purchase Agreement, the Company has (i) amended its bylaws to provide for a staggered board of directors and (ii) increased the number of directors serving on the Company's board of directors by two. The vacancies created by such increase have been filled by two persons designated by the Funds. For so long as the Funds or their Permitted Transferees (as defined in the Securities Purchase Agreement) own at least 70% of the aggregate number of shares of Common Stock theretofore actually issued to the Funds (or their Permitted Transferees) under the Securities Purchase Agreement (the "Required Interest"), MSREF and MSP will have the right to designate two directors on the management slat of nominees to the Company's Board of Directors (the "MSREF Designees"). If the Funds (and their Permitted Transferees) own less than the Required Interest but own, in the aggregate, at least 50% of the aggregate number shares of Common Stock theretofore actually issued to the Funds (or their Permitted Transferees) under the Securities Purchase Agreement (the "Minimum Interest"), MSP will have the right to designate one director on the management slate of nominees to the Company's Board of Directors. The MSREF Designees have the right to serve on any standing committee of the Board to the extent their participation on such committee would not exceed their proportionate representation of the full Board.

Agreement to Vote

     The Funds have agreed to vote, and to cause the Permitted Transferees to vote, all of their shares of Common Stock for the election of the management slate of nominees (other than the MSREF Designees) to the Company's Board of Directors for so long as the Funds (and their Permitted Transferees) own, in the aggregate, at least the Minimum Interest and the MSREF Designees are serving on the Company's Board of Directors.

Taking of Certain Actions

     For so long as the Funds own at least the Required Interest, certain material actions by the Company or its subsidiaries, including the consolidation or merger of the Company and the sale of substantially all the assets of the Company, will require the affirmative vote of one of the MSREF Designees, or if the Funds do not have a representative on the Board of Directors as a result of the failure of the Company to nominate the MSREF Designees or failure of the shareholders of the Company to elect the MSREF Designees, then such action shall require the approval of the Funds and Permitted Transferees holding a majority of the share of Common Stock issued pursuant to the Securities Purchase Agreement.

Preemptive Rights

     Each of the Funds (and their Permitted Transferees) have the right to purchase their proportionate share of any issuance (subject to certain exceptions) by the Company for cash of (i) any of its capital stock, (ii) any rights, options or warrants to purchase any such capital stock or any securities that are or may become convertible or exercisable into Common Stock and (iii) any securities that are or may become convertible or exercisable into Common Stock.

Restrictions on Sale or Transfer

     Subject to certain exceptions, the Funds and their Permitted Transferees have agreed not to offer, sell, transfer, assign, pledge or hypothecate any shares of Common Stock issued to them prior to the earlier of (i) August 14, 2000 or (ii) six months following the date on which the Funds have purchased all the shares of Common Stock to be purchased by them under the Securities Purchase Agreement, but in no event earlier than February 14, 2000.

     A copy of the Securities Purchase Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

VOTING AND COOPERATION AGREEMENT

     Pursuant to the Voting and Cooperation Agreement (the "Voting Agreement"), dated as of August 14, 1998, among MSREI, MSREF, MSP, Special Fund and certain shareholders of the Company (collectively, the "Stockholders"), each Stockholder has agreed (i) if stockholder approval is sought, to vote or cause to be voted all shares of Common Stock which such Stockholder has the power to vote or in respect of which such Stockholder has the power to direct the vote in favor of the sale and issuance of shares of Common Stock to the Funds under the Securities Purchase Agreement, (ii) to vote or cause to be voted all shares of Common Stock which such Stockholder has the power to vote or in respect of which such Stockholder has the power to direct the vote in favor of the MSREF Designees, (iii) not to take any direct or indirect action to remove either of the MSREF Designees from the Company's Board of Directors without cause and (iv) to vote all of the shares of Common Stock which such Stockholder has the power to vote or in respect of which such Stockholder has the power to direct the vote in a manner such that the Company's Restated Articles of Organization and Amended and Restated Bylaws do not, at any time, conflict with the provisions of the Voting Agreement or the Securities Purchase Agreement. See "Securities Purchase Agreement -- Purchase of Additional Common Stock" above.

     A copy of the Voting Agreement is attached hereto as Exhibit 3 and incorporated herein by this reference.

REGISTRATION RIGHTS AGREEMENT

     Pursuant to the Registration Rights Agreement, dated as of August 14, 1998, among MSREI, MSREF, MSP, Special Fund and the Company, after a certain period the Company is required to effect a shelf registration of shares of Common Stock held by the Funds, any of their Permitted Transferees and certain of their assignees (collectively, the "Registration Persons"). In addition, subject to certain conditions, the Registration Persons have the right (i) to require the Company to register shares of Common Stock held by such Registration Person and
(ii) when the Company proposes to register Common Stock to include shares of Common Stock held by such Registration Person in such registration of Common Stock.

     A copy of the Registration Rights Agreement is attached hereto as Exhibit 4 and incorporated herein by this reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following are filed herewith as Exhibits to this Schedule 13D.

Exhibit
  No.       Description
-------     -----------

   1        Joint Filing Agreement
   2        Securities Purchase Agreement
   3        Voting and Cooperation Agreement
   4        Registration Rights Agreement

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     August 14, 1998           MORGAN STANLEY DEAN WITTER & CO.



                                    By: /s/ ROBERT KOPPENOL
                                       ------------------------------------
                                       Name:  Robert Koppenol
                                       Title: Principal

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     August 14, 1998           MSREF III, INC.



                                    By:/s/ JOHN A. HENRY
                                       ------------------------------------
                                       Name:   John A. Henry
                                       Title:  Vice President

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     August 14, 1998           MORGAN STANLEY REAL ESTATE INVESTORS III,
                                    L.P.

                                    By:  MSREF III, Inc., its General Partner


                                         By:/s/ JOHN A. HENRY
                                            ------------------------------------
                                            Name: John A. Henry
                                            Title:

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     August 14, 1998       MORGAN STANLEY REAL ESTATE FUND III, L.P.

                                By:  MSREF III, Inc., its General Partner



                                     By:/s/ JOHN A. HENRY
                                        ----------------------------------------
                                        Name:  John A. Henry
                                        Title: Vice President

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     August 14, 1998           MSP REAL ESTATE FUND, L.P.

                                    By:  MSREF III, Inc., its General Partner


                                         By:/s/ JOHN A. HENRY
                                            ------------------------------------
                                            Name:  John A. Henry
                                            Title: Vice President

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     August 14, 1998           MSREF III SPECIAL FUND, L.P.

                                    By:  MSREF III, Inc., its General Partner


                                         By:  /s/ JOHN A. HENRY
                                            ------------------------------------
                                            Name:  John A. Henry
                                            Title: Vice President

                                                                      APPENDIX A


         CERTAIN INFORMATION REGARDING DIRECTORS AND EXECUTIVE OFFICERS
                    OF MORGAN STANLEY DEAN WITTER & CO. AND
                                MSREF III, INC.

     Set forth below are the names of the directors and executive officers of Morgan Stanley Dean Witter & Co. ("MSDW") and MSREF III, Inc. as well as their residence or business addresses, and present principal occupations. If no address is given, the director's or executive officer's business address is that of MSDW at 1535 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MSDW. Each individual is a United States citizen.

1.   MORGAN STANLEY DEAN WITTER & CO.

        Name and Business Address       Present Principal Occupation
        -------------------------       ----------------------------

     *  Robert P. Bauman                Deputy Chairman of BTR plc
        BTR plc
        BTR House
        Carlisle Place
        Buckingham Gate
        London SW1P 1BX

     *  Edward A. Brennan               Retired; former Chairman of the Board,
                                        President and Chief Executive Officer of
                                        Sears, Roebuck and Co.

     *  Diana D. Brooks                 President and Chief Executive Officer of
        Sotheby's Holdings, Inc.        Sotheby's Holdings, Inc.
        1334 York Avenue
        New York, NY 10021

     *  Daniel B. Burke                 Retired; former Chief Executive Officer
                                        of Capital Cities/ABC, Inc.

        Christine A. Edwards            Executive Vice President, Chief Legal
                                        Officer and Secretary

     *  Richard B. Fisher               Chairman of the Board of Directors of
                                        Morgan Stanley & Co. Incorporated

     *  C. Robert Kidder                Chairman of the Board and Chief
        Borden, Inc.                    Executive Officer of Borden, Inc.
        180 East Broad Street
        Columbus, Ohio  43215

     *  John J. Mack                    President and Chief Operating Officer

        Name and Business Address       Present Principal Occupation
        -------------------------       ----------------------------

     *  Miles L. Marsh                  Chairman and Chief Executive Officer of
        Fort James Corporation          Fort James Corporation
        75 Tri-State International
         Office Center
        Lincolnshire, IL 60069

     *  Michael A. Miles                Special Limited Partner, Forstmann
        1350 Lake Road                  Little & Company
        Lake Forest, Illinois  60045

     *  Allen E. Murray                 Retired; former Chairman of the Board of
                                        Directors and Chief Executive Officer of
                                        Mobil Corporation

     *  Philip J. Purcell               Chairman of the Board and Chief
                                        Executive Officer

     *  Clarence B. Rogers, Jr.         Chairman of the Board of Equifax, Inc.
        Equifax, Inc.
        1600 Peachtree Street, N.W.
        Atlanta, Georgia  30309

        John Schaefer                   Chief Strategic and Administrative
                                        Officer

     *  Thomas C. Schneider             Executive Vice President

        Robert G. Scott                 Executive Vice President and Chief
                                        Financial Officer

     *  Laura D'Andrea Tyson            Professor of Economics and Business
        Haas School of Business         Administration, University of
        Room S 545                      California, Berkeley
        Berkeley, California
        94720-1900

___________________

     *  Director

2.   MSREF III, INC.

        Name and Business Address       Present Principal Occupation
        -------------------------       ----------------------------

        *James M. Allwin                Managing Director of Morgan Stanley &
                                        Co. Incorporated; Chairman of MSREF III,
                                        Inc.

        *William M. Lewis               Managing Director of Morgan Stanley &
                                        Co. Incorporated; President of MSREF
                                        III, Inc.

        *Owen D. Thomas                 Managing Director of Morgan Stanley &
                                        Co. Incorporated
___________________

        *  Director

                                 EXHIBIT INDEX



Exhibit
  No.    Description
-------  -----------
  1      Joint Filing Agreement
  2      Securities Purchase Agreement
  3      Voting and Cooperation Agreement
  4      Registration Rights Agreement